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                             May 4, 2022

       Asher Dahan
       Chief Executive Officer
       Wearable Devices Ltd.
       2 Ha-Ta   asiya St.
       Yokne   am Illit, 2069803 Israel

                                                        Re: Wearable Devices
Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed April 28,
2022
                                                            File No. 333-262838

       Dear Mr. Dahan:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       Cover page

   1. We note your response to prior comment 5. Disclose on your cover page (and in your discussions of the
Over-Allotment Option on pages 5 and 108) whether the underwriters will receive any
commissions or discounts with respect to over-allotment warrants, in light of the expected price
of $0.01. Further, please disclose on your cover page the amount of proceeds that you will
receive if the over-allotment option is exercised entirely for warrants. Lastly,
please revise the second to last paragraph on your cover page (and the related disclosure on
page 108) to state the number of "additional Warrants" that may be purchased by the
underwriter in the over-allotment option.
 Asher Dahan
Wearable Devices Ltd.
May 4, 2022
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                           Sincerely,
FirstName LastNameAsher Dahan
                                                           Division of
Corporation Finance
Comapany NameWearable Devices Ltd.
                                                           Office of Technology
May 4, 2022 Page 2
cc:       Oded Har-Even
FirstName LastName